August 2, 2023

Kate Beukenkamp and Dietrich King

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, DC 20549

Re: Genius Group Ltd Form 6-K

Response dated May 12, 2023

File No. 001-41353

Gentlepersons:

We have received your letter dated July 19, 2023 We have added our answers to each one of your questions in bold letters below each question for ease of reference.

General

1.	We note that some of your responses to our comments stated you would include responsive disclosure in your Annual Report on Form 20-F for the fiscal year ended December 31, 2022, while other responses indicated more generally that you would provide the requested disclosure in “your next filing.” However, it does not appear that you have included all of the disclosure we requested in the aforementioned annual report, which appears to have been “your next filing.” Please amend the annual report to include all of the information you previously committed to provide, as well as the additional information requested by the comments below.

Response:

The company will amend its annual report on Form 20-F to include all information previously committed to provide as well as the additional information requested by comments in this letter. The Company plans to file the amended Form 20-F no later than mid of August, 2023.

2.	We note your response to comment 1 and reissue in part. Please amend your annual report to disclose the risks and uncertainties with listing on this exchange as related to the rights of shareholders and any restriction on investors on the Upstream platform. Additionally, please revise your disclosure to address risks and uncertainties related to the liquidity of your common stock and price volatility that may arise, for example. Further, please explain to us how the use of Boustead as an intermediary results in permissible trading on Upstream by U.S. investors. In this regard, we note U.S. investors can no longer buy or sell securities on Upstream.

Response:

The company will amend its annual report on Form 20-F (see response to Comment 1 above) to disclose the risks and uncertainties with listing on Upstream exchange. The proposed disclosure is set forth below.

Investors are encouraged to take note that as in all dual listed securities that are traded on multiple marketplaces, there can be differences in pricing as a result of different liquidity, price discovery and otherwise. Trading on foreign exchanges can expose investors to various risks, including currency fluctuations and differences in trading rules and regulations. In response to your comments, we have added the following Risk Factors to our annual report:

Market Risk: Foreign markets may be subject to different economic, political, or social conditions than US markets, which can affect the performance of securities traded on those markets. Investors who trade on foreign exchanges may be exposed to higher levels of volatility and uncertainty than they would be if they traded solely on US exchanges.

Liquidity Risk: Securities traded on foreign exchanges may have lower liquidity than comparable securities traded on US exchanges, which can make it more difficult for investors to buy or sell those securities at the desired price.

Operational Risk: Trading on foreign exchanges may also expose investors to operational risks, such as difficulties in accessing trading platforms.

Beginning in June 2023, MERJ entered into an introducing broker agreement with Boustead Securities whereby Boustead Securities acts as an agent to introduce their customers to MERJ incompliance with the exempt from registration under 15Aa-6. See response 10 for further information.

3.	We note your responses to comments 2, 3, 5, 6, 7, 8 and 9. Please include the substance of your responses in your amended annual report on Form 20-F.

Response:

The company will amend its annual report on Form 20-F to include the substance of responses to comments 2,3,5,6,7,8

4.	We note your response to comment 6. In your amended annual report on Form 20-F, please provide a risk factor discussing the risks to the company should the Upstream KYC review personnel misidentify a U.S. person as a non-U.S. person and permit them to trade in the company’s securities. Specifically, we note the trading restrictions placed on persons domiciled in the U.S. or a U.S. person living overseas.

Response:

The Company will disclose in our next filing the Upstream KYC policies and procedures. Upstream KYC does not rely on self-certification, all KYC certifications are verified by the Upstream KYC review personnel.

Upstream KYC does not rely on IP address monitoring or IP address analysis to identify a US person or a US-originating transaction, as this is too easily spoofed using VPN technologies.

All Upstream users (US and overseas) are required to have passed a KYC review by Upstream personnel. Upstream determines whether a person is US domiciled or is a US person living overseas and restricts the app’s functionalities accordingly.

There are no defaults pending-KYC-review, only after a full KYC review by Upstream personnel are any securities transactions permitted.

Upstream requires the following KYC information to be supplied by users: name, date of birth, citizenship, cell phone, email address, postal address, bank account (no 3rd party transfers), EIN or SS#, selfie, photo ID, liveness detection in-app interview, GPS location or utility bill, and to verify an SMS code sent to the cell phone. Post KYC due diligence, the users’ details are also subjected to enhanced due diligence for AML, and these details are checked against international AML lists (ref: https://amlcop.com/). Users flagged as an AML risk are not permitted to trade on Upstream.

If the Upstream KYC were to fail and a U.S. person flagged as a non-U.S. person, the Company’s shareholders would have rights of recission and would be required to transfer such shares back to the issue’rs transfer agent. The transfer of shares may take up to 48 hours and during such time, investors will be unable to trade their shares and may experience potential economic loss.

5.	We note your response to comment 7 and reissue in part. In your amended annual report on Form 20-F, please explain whether you are planning to offer any digital dividends and disclose the process for distribution of digital dividends, including whether the digital dividends will be limited to those who hold the tokenized shares. Also explain how you will inform and communicate to shareholders in regard to any digital dividends with respect to the tokenized shares (e.g., press release, Form 6-K and, if required, after effectiveness of any registration statement). Further, please amend your annual report on Form 20-F to clarify whether your U.S. investors can access Upstream to buy, sell or otherwise receive NFTs with an eye to making clear what activities U.S. investors can and cannot engage in on Upstream.

Response:

The Company shall make the digital coupon/reward disclosures in its next filing of any future plans to distribute coupons to our shareholders and how we intend to notice our shareholders. As noted, we previously disclosed the process to claim and redeem our coupons via a Form 6-K and press release.

In addition, we will amend our annual report to clarify that NFTs traded on Upstream have no royalties, equity ownership, or dividends. NFTs are for utility, collection, redemption, or display purposes only. Anyone may buy and sell NFTs on Upstream, however U.S. or Canadian-based citizens or permanent residents may only deposit, buy, or sell securities on Upstream after being introduced by a licensed broker-dealer. Note that U.S. or Canadian-based investors include those U.S. or Canadian citizens who may be domiciled overseas. All orders for sale are non-solicited by Upstream and a user’s decision to trade securities must be based on their own investment judgement. Anyone may buy and sell NFTs on Upstream

6.	We note your response to comment 10. In your amended annual report on Form 20-F, please provide disclosure clearly stating the status of U.S.-based investors ability to trade (i.e., buy, sell and deposit) securities on the Upstream market. In this regard, we note that recent developments, as reflected in your response here, prohibit U.S.-based investors from buying or selling securities on Upstream.

Response:

We have been notified by Upstream that MERJ has entered into an introducing broker agreement with Boustead Securities whereby Boustead Securities acts as an agent to introduce their customers to MERJ. U.S. citizens or permanent residents may only deposit, buy, or sell securities on Upstream after being introduced by a licensed broker-dealer.

7.	We note your response to comment 11, including proposed risk factor disclosure addressing the risks to shareholders in the event that MERJ Depository or MERJ Exchange are determined to be entities that are not properly registered with the Commission as a broker or dealer, national securities exchange and/or clearing agency. Please expand your discussion in your amended annual report on Form 20-F to address the potential loss of value or other adverse impacts to the holdings of investors that could occur should the MERJ entities be required to transfer such shares back to the transfer agent.

Response:

The company will amend its annual report and will add the following risk factor :

MERJ Exchange and MERJ Dep. are not registered in the U.S. as either a broker dealer or a national securities exchange and/or clearing agency. If it is determined that MERJ Exchange and MERJ Dep are operating as an unregistered broker dealer or national securities exchange and/or clearing agency, investors who transact in securities through Upstream may have recission rights and would be required to transfer such shares back to the issuers transfer agent. The transfer of shares may take up to 48 hours and during such time, investors will be unable to trade their shares and may experience potential economic loss.

8.	We note your response to comment 12 regarding the risks related to a potential violation of Section 5 of the Securities Act. Please revise your risk factor and other disclosure, as appropriate, in your amended annual report on Form 20-F to reflect your response provided here.

Response:

The company will amend its annual report on form 20-F to reflect comment 12 regarding the risks related to potential violation of Section 5 of the Securities Act.

9.	We note that Upstream prohibits U.S. investors from depositing, buying, or selling securities on Upstream unless they are introduced by a licensed broker-dealer. We also note that Upstream identifies Boustead Securities as an introducing broker. Please clarify the relationship between the introducing broker and Upstream and the functions expected to be performed by the introducing broker when it “introduces” U.S. investors to Upstream. For example, will the introducing broker transmit orders to Upstream on behalf of U.S. investors or will U.S. investors access Upstream directly after being referred to Upstream by the introducing broker? Further, will Upstream (or MERJ Depository or MERJ Exchange) carry customer accounts on behalf of the introducing broker?

Response:

Upstream/MERJ Exchange Ltd. does not solicit US customers and does not allow US customers to open securities trading accounts without being introduced by a licensed US broker dealer that has an introducing agreement with MERJ Exchange Ltd. Boustead Securities, LLC has an introducing agreement with MERJ Exchange Limited whereby customers of Boustead Securities are directly introduced to MERJ and acts as an agent for the customers. Customers that have been onboarded by Boustead Securities, passed KYC, AML and CIP policies of Boustead, and have been approved to be introduced to MERJ, are granted access to open and activate the trading account on Upstream directly from Boustead Securities. Boustead customers may transact directly on Upstream, however all activities including but not limited to deposits and withdrawals of cash and securities, orders entered, executed and not filled will be reviewed and monitored by Boustead. Common Stock deposited with Upstream (i.e. via MERJ Depository) are reflected as MERJ Depository Interests pursuant to the MERJ Depository Securities Facility Rules Directive on Depository Interests. All Share Tokens held by each shareholder will be held in a segregated account of the shareholder which is linked to and administered through the Upstream app.

10.	Please explain why you believe MERJ Depository and MERJ Exchange are not required to register with the Commission as a broker or dealer, national securities exchange and/or clearing agency.

Response:

MERJ Exchange Ltd is an affiliate of the World Federation of Exchanges (WFE), recognized by HM Revenue and Customs UK as a ‘Recognised Stock Exchange’, a full member of the Association of National Numbering Agencies (ANNA) where MERJ is responsible for assigning and registering ISIN and CFI identifiers to users, a Qualifying Foreign Exchange for OTC Markets in the US, and a member of the Sustainable Stock Exchanges Initiative. MERJ is regulated in the Seychelles by the Financial Services Authority Seychelles, https://fsaseychelles.sc/, an associate member of the International Association of Securities Commissions (IOSCO). In addition, the Seychelles is a full member of the Eastern and Southern African Anti-Money Laundering Group (ESAAMLG) and is in good standing with same and is a participating jurisdiction recognized by the US Treasury under FATCA. As such, FFIs in Seychelles are not subject to the 30% withholding tax on US source income.

Rule 15a-6 allows certain foreign dealers to be exempt from registration with the Commission as a broker or dealer, national securities exchange and/or clearing agency. Specifically it states that:

A foreign broker or dealer shall be exempt from the registration requirements of sections 15(a)(1) or 15B(a)(1) of the Act to the extent that the foreign broker or dealer:

(1) Effects transactions in securities with or for persons that have not been solicited by the foreign broker or dealer; or

(4) Effects transactions in securities with or for, or induces or attempts to induce the purchase or sale of any security by:

(i) A registered broker or dealer, whether the registered broker or dealer is acting as principal for its own account or as agent for others, or a bank acting pursuant to an exception or exemption from the definition of “broker” or “dealer” in sections 3(a)(4)(B), 3(a)(4)(E), or 3(a)(5)(C) of the Act (15 U.S.C. 78c(a)(4)(B), 15 U.S.C. 78c(a)(4)(E), or 15 U.S.C. 78c(a)(5)(C)) or the rules thereunder;

Upstream/MERJ Exchange Ltd. does not solicit US customers and does not allow US customers to open securities trading accounts without being introduced by a registered US broker dealer that has an introducing agreement with MERJ Exchange Ltd. that acts as an agent for others.

Thank you for your comments and please contact us should you have more questions.

Sincerely,

/s/ Erez Simha
Erez Simha
CFO

cc:	Jolie Kahn